SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)

41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Resignation of members of the Fiscal Council and of the Board of Directors

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes, and trades energy, communicates to its shareholders that, on this date, the Board of Directors became aware of the resignation of Mr. Jorge Eduardo Martins Moraes, elected by multiple vote, and Mrs. Maria Carmen Westerlund Montera, elected by separate vote of the preferred shareholders, to the positions of members of the board of directors and Messrs. Marco Aurelio Santos Cardoso, elected in separate voting by minority shareholders, and Victor Pina Dias, elected in separate voting by preferred shareholders, to the positions of members of the fiscal council.

Pursuant to art. 150 of Federal Law No. 6,404/1976 (“Corporate Law”) and art. 20, paragraph 1, of the Company's by-laws, the board of directors appointed Messrs. Jacildo Lara Martins and Geraldo Corrêa de Lyra Junior as Board Members of the Company, as indicated by shareholder BNDES Participações S.A. – BNDESPAR. Elected members will serve until the first general meeting held after their investiture.

It should be remembered that with the resignation of Mr. Jorge Eduardo Martins Moraes, elected by multiple vote, pursuant to art. 141 of the Corporate Law, the general meeting shall elect, at its next meeting to be called in due course, all members of the board of directors elected by multiple vote, except for Mr. Fausto Augusto de Souza, employee representative, and Mrs. Lúcia Maria Martins Casasanta, elected by separate vote by minority shareholders holding common shares.

Until the extraordinary general meeting is held, the resigning effective members of the fiscal council will be replaced by their respective alternates.

Thus, it is informed that the scheduled date for holding the extraordinary general meeting that will deliberate on the new election of the members of the board of directors and the 2 members of the fiscal council holders will be August 10, 2023.

As provided for in art. 37 of CVM Resolution 81/2022 (“RCVM 81”), requests for inclusion of candidates to the boards must be received by the Company’s Investor Relations Officer between today’s date and up to 25 days before the meeting is held, observing the requirements provided for in items I and II of art. 37 of the same resolution. It should also be noted that any request for inclusion of candidates must comply with the provisions of art. 38 of RCVM 81.

Curitiba, July 10, 2023

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 10, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.